                                                                                                                         EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Macy's, Inc. Pension and Profit Sharing Committee
The May Department Stores Company Profit Sharing Plan:

We consent to the incorporation by reference in the registration statements (No. 333-127942, 333-144901 and 333-149578) on Form S-8 of Macy's, Inc. of our report dated June 30, 2009, with respect to the statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2008 annual report on Form 11-K of The May Department Stores Company Profit Sharing Plan.

/s/ KPMG LLP

Cincinnati, Ohio
June 30, 2009